EXHIBIT 12
PILGRIM’S PRIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Nine Months Ended
	June 28, 2008	June 30, 2007
Earnings (loss):	(In thousands, except ratios)
Income (loss) from continuing operations before income taxes	$(278,438)	$25,276
Add: Total fixed charges	111,777	104,842
Less: Interest capitalized	4,216	4,010

Total earnings	$(170,877)	$126,108

Fixed charges:
Interest costs	$103,428	$96,319
Portion of rental expense representative of the interest factor	8,349	8,523

Total fixed charges	$111,777	$104,842

Ratio of earnings to fixed charges	(a)	1.20

(a)  Earnings were insufficient to cover fixed charges by $282,704.